Exhibit (a)(5)(iii)

Avid Technology Announces Satisfaction of Financing Condition
in Connection with its Cash Tender Offer for Any and All of its
2.00% Senior Convertible Notes due 2020

BURLINGTON, Mass., May 2, 2019, Avid® (Nasdaq: AVID) (the “Company”), today announced that the financing condition in connection with its previously announced cash tender offer (the “Offer”) for any and all of its outstanding 2.00% Senior Convertible Notes due 2020 (the “Notes”) has been satisfied. On May 2, 2019, the Company received $100 million, the full amount of the delayed draw term loan under its existing credit facility, thereby satisfying the financing condition. These borrowings will be used to fund the purchase of Notes tendered in the Offer.

The terms and conditions of the Offer prior to the satisfaction of the financing condition were set forth in (i) the Company’s Offer to Purchase, dated April 11, 2019 (the “Original Offer to Purchase”), and the related letter of transmittal (the “Original Letter of Transmittal”), copies of which were previously filed as exhibits to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2019 (the “Original Schedule TO”) and (ii) the Company’s Supplement No. 1 to the Offer to Purchase, dated April 25, 2019 (“Supplement No. 1”), and the related amended and restated letter of transmittal (the “Amended and Restated LOT”), copies of which were previously filed as exhibits to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on April 25, 2019 (“Amendment No. 1 to Schedule TO” and, together with the Original Offer to Purchase, the Original Letter of Transmittal, the Original Schedule TO, Supplement No. 1 and the Amended and Restated LOT, the “Original Offer Documents”). The Original Offer Documents have been amended and supplemented by Amendment No. 2 to the Schedule TO and its exhibits (including Supplement No. 2 to the Offer to Purchase) to reflect the satisfaction of the financing condition. Amendment No. 2 to Schedule TO was filed with the SEC on May 2, 2019 (“Amendment No. 2” and, together with the Original Offer Documents, the “Offer Documents”).

The complete terms and conditions of the Offer are set forth in the Offer Documents. Holders of the Notes should read the Offer Documents because they contain important information.

The dealer manager for the Offer is Jefferies LLC. Questions regarding the Offer may be directed to Jefferies LLC whose address and telephone number are as follows:

Jefferies LLC
520 Madison Avenue
New York, NY 10022
Telephone: (212) 284-8137

Global Bondholder Services Corporation is acting as the tender and information agent in connection with the Offer. Any questions regarding procedures for tendering the Notes or requests for additional copies of the Offer Documents, which are available for free and which describe the Offer in greater detail, should be directed to Global Bondholder Services Corporation whose address and telephone numbers are as follows:

Global Bondholder Services Corporation
65 Broadway-Suite 404
New York, New York 10006
Attention: Corporate Actions
Facsimile (Eligible Institutions only): (212) 430-3775/3779
To confirm receipt of facsimile by telephone: (212) 430-3774
Banks and Brokers, Call Collect: (212) 430-3774
All Others Call Toll Free: (866) 470-4300

The Company's Board of Directors has authorized the Offer. However, none of the Company, the Company's Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to convertible note holders as to whether to tender or refrain from tendering their Notes. No person is authorized to make any such recommendation. Convertible note holders should read carefully the information in, or incorporated by reference in, the Offer Documents (as they may be amended or supplemented), including the purpos es and effects of the Offer. Convertible note holders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

This press release is for informational purposes only and is not an offer to sell or purchase, the solicitation of an offer to sell or purchase or the solicitation of consents with respect to any securities discussed herein. The Offer is only being made pursuant to the terms of the Offer Documents, as they may be amended or supplemented.

Forward-Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements generally can be identified by use of phrases or terminology such as “may,” “will,” “should,” “hope,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “approximates,” “predicts,” “projects,” “potential” and “continues” or other similar words or the negative of such terminology. Similarly, descriptions of the Company’s objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. The Company believes this press release should be read in conjunction with all of its filings with the SEC and cautions its readers that these forward looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, the Company’s ability to complete the tender offer in a timely manner or at all and uncertainty as to the aggregate principal amount of Notes purchased in the tender offer. Although the Company believes that the expectations, statements and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this press release, as well as those set forth in its latest Annual Report on Form 10-K, and other filings filed with the SEC, including its Current Reports on Form 8-K. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. All of the forward-looking statements contained herein speak only as of the date of this press release.

About Avid

Avid delivers the most open and efficient media platform, connecting content creation with collaboration, asset protection, distribution, and consumption. Avid’s preeminent customer community uses Avid’s comprehensive tools and workflow solutions to create, distribute and monetize the most watched, loved and listened to media in the world-from prestigious and award-winning feature films to popular television shows, news programs and televised sporting events, and celebrated music recordings and live concerts. With the most flexible deployment and pricing options, Avid’s industry-leading solutions include Media Composer®, Pro Tools®, Avid NEXIS®, MediaCentral®, iNEWS®, AirSpeed®, Sibelius®, Avid VENUE™, FastServe®, Maestro™, and PlayMaker™.

© 2019 Avid Technology, Inc. All rights reserved. Avid, the Avid logo, Avid NEXIS, Avid FastServe, AirSpeed, iNews, Maestro, MediaCentral, Media Composer, NewsCutter, PlayMaker, Pro Tools, Avid VENUE, and Sibelius are trademarks or registered trademarks of Avid Technology, Inc. or its subsidiaries in the United States and/or other countries. All other trademarks are the property of their respective owners. Product features, specifications, system requirements and availability are subject to change without notice.

Investor Contact:
Whit Rappole
Avid
ir@avid.com
(978) 275-2032

PR Contact:
Jim Sheehan
Avid
jim.sheehan@avid.com
(978) 640-3152